Exhibit 99.2

Annex A

Harold G. Hamm

Hamm Capital LLC

P.O. Box 1295

Oklahoma City, OK 73101

June 13, 2022

Board of Directors

Continental Resources, Inc.

20 N. Broadway

Oklahoma City, OK 73102

Re:	Proposal to Acquire Outstanding Publicly-Held Common Stock of Continental Resources

Members of the Board:

On behalf of myself, the Harold G. Hamm Trust and certain trusts established for the benefit of my family members (collectively, the “Hamm Family”), I am pleased to submit this proposal (the “Proposal”) pursuant to which a newly formed entity on behalf of the Hamm Family would acquire for cash all of the outstanding shares of common stock (the “Common Stock”) of Continental Resources, Inc. (“Continental”), other than shares of Common Stock owned by the Hamm Family and shares of Common Stock underlying unvested equity awards under Continental’s long-term incentive plans (“Excluded Stock”), subject to the negotiation of satisfactory definitive agreements and the other matters described below.

As you are aware, the Hamm Family owns, in the aggregate, approximately 299.7 million shares of Common Stock, representing approximately 83% of the total outstanding shares of Common Stock (based on outstanding shares as reported by Continental in its Quarterly Report on Form 10-Q filed with the SEC on May 4, 2022).

Proposal

Our Proposal to acquire each outstanding share of Common Stock (other than Excluded Stock) for $70.00 in cash delivers certain and significant value and liquidity to Continental’s shareholders. In addition, the proposed consideration represents:

•	A 9% premium to the closing price of the Common Stock on June 13, 2022;

•	An 11% premium to the volume-weighted average price of the Common Stock over the last 30 trading days through June 13, 2022; and

•	A 21% premium to the volume-weighted average price of the Common Stock traded during 2022.

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It should be noted that Continental’s Common Stock has appreciated more than 82% during the last twelve months of trading.

Structure and Closing Conditions

We expect that the Proposed Transaction would be structured as a tender offer for any and all shares of Common Stock (other than Excluded Stock) followed by a merger without a vote of the Continental shareholders in accordance with Section 1081.H of the Oklahoma General Corporation Act.

The Proposal is not subject to any due diligence and the Proposed Transaction’s definitive agreements will not contain a financing condition.

Process

We anticipate that the Board of Directors of Continental will establish and empower a special committee (the “Special Committee”) consisting solely of disinterested and independent directors, and delegate to the Special Committee the authority to evaluate and negotiate the Proposal, including, for the avoidance of doubt, the authority to reject the Proposal. We also anticipate that the Special Committee will engage independent legal and financial advisors selected by the Special Committee to advise it in connection with evaluating this Proposal.

In anticipation of such a delegation, we want to advise you that we are interested only in acquiring Continental’s Common Stock and are not interested in selling any of our Common Stock in Continental or pursuing other strategic alternatives involving Continental. If the Special Committee does not recommend the Proposed Transaction, the Hamm Family currently intends to continue as long-term shareholders of Continental.

We would welcome the opportunity to present the Proposal in more detail to the Special Committee and its advisors as soon as possible.

Advisors

We have engaged Intrepid Partners, LLC as our financial advisor and Vinson & Elkins L.L.P. as our legal advisor, and we are prepared to dedicate such resources as may be necessary to complete negotiations, execute definitive agreements and close the Proposed Transaction as promptly as practicable.

Disclosures

We expect to make appropriate amendments to the Hamm Family’s Schedule 13Ds, as required under applicable securities laws, disclosing this Proposal.

Legal Effect

The Proposal is non-binding, and no agreement, arrangement or understanding between the parties with respect to the Proposal or any other transaction (including any agreement to commence or continue negotiations) shall be created until such time as mutually satisfactory definitive agreements have been executed and delivered.

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The Hamm Family is well positioned to negotiate and complete the Proposed Transaction, including obtaining any required financing, in an expeditious manner. If this Proposal is acceptable to the Special Committee, the Hamm Family is prepared to immediately negotiate definitive agreements in respect of the Proposed Transaction.

We look forward to receiving the Board’s response to this Proposal and working with you to complete a transaction that we believe is attractive to Continental’s public shareholders.

Sincerely,

/s/ Harold G. Hamm

Harold G. Hamm

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